UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

  (Amendment No. 7)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Sino Gas International Holdings, Inc.
(Name of Issuer)

Sino Gas International Holdings, Inc.

Harmony Gas Holdings Limited

Prosperity Gas Holdings Limited

Merger Sub Gas Holdings Inc.

Eloten Group Ltd.

Mr. Yuchuan Liu

Zhongyu Gas Holdings Limited

Morgan Stanley Private Equity Asia IV, L.L.C.

Morgan Stanley Private Equity Asia IV, L.P.

Morgan Stanley Private Equity Asia IV Holdings Limited

MSPEA Gas Holdings Limited

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
[25659R 10 1]
(CUSIP Number of Class of Securities)

Sino Gas International Holdings, Inc. No. 18 Zhong Guan Cun Dong St. Haidian District Beijing, P. R. China 100083 +(86) 10-8260-0527	Eloten Group Ltd. Mr. Yuchuan Liu c/o Sino Gas International Holdings, Inc. No. 18 Zhong Guan Cun Dong St. Haidian District Beijing, P. R. China 100083 +(86) 10-8260-0527

Harmony Gas Holdings Limited

Prosperity Gas Holdings Limited

Merger Sub Gas Holdings Inc.

c/o Morgan Stanley Asia Limited

International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

Attention: Marco Chung

+852 2848-5000

Morgan Stanley Private Equity Asia IV, L.L.C.

Morgan Stanley Private Equity Asia IV, L.P.

Morgan Stanley Private Equity Asia IV Holdings Limited

MSPEA Gas Holdings Limited

c/o Morgan Stanley Asia Limited

International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

Attention: Marco Chung

+852 2848-5000

Zhongyu Gas Holdings Limited Units 04-06, 28/F China Merchants Tower 168 Connaught Road Central Hong Kong Attention: Daniel Lui + 852 2295-1555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1 Jianguomenwai Avenue

Chao Yang District, Beijing

People’s Republic of China

Attention: Peter X. Huang

Facsimile: +(86) 10 6535-5699

Cleary Gottlieb Steen & Hamilton (Hong Kong) 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong Attention: Freeman Chan Facsimile: +852 2160 1012

Winston & Strawn LLP Unit 1802, Azia Centre, 1233 Lujiazui Ring Road 200120 Shanghai People’s Republic of China Attention: Laura H. Luo Facsimile: +86 (21) 5298-5262	Ohrenstein & Brown LLP 1305 Franklin Avenue Garden City, NY 11530 Attention: Steven Dreyer Email: Steven.Dreyer@oandb.com

Cadwalader, Wickersham & Taft LLP 2301 China Central Place Tower 2, No. 79 Jianguo Road Beijing 100025 People’s Republic of China Attention: Jiannan Zhang Facsimile: +86 (10) 6599 7300

This statement is filed in connection with (check the appropriate box):

a.   ☑   The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   ☐   The filing of a registration statement under the Securities Act of 1933.

c.   ☐   A tender offer.

d.   ☐   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$66,410,056.7	$8,553.62

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $1.30 for 51,084,659 shares of Company’s common stock issued and outstanding subject to the transaction (the “Transaction Valuation”).

** The filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934 and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2014 was calculated by multiplying the transaction value by 0.0001288.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,553.62
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Sino Gas International Holdings, Inc.

Date Filed: April 24, 2014

INTRODUCTION

This Amendment No. 7 (the “ Final Amendment”) to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Sino Gas International Holdings, Inc., a Utah corporation (the “Company”), the issuer of the shares of common stock, par value $0.001 per share (the “Company common stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Harmony Gas Holdings Limited, a Cayman Islands exempted company (“Holdco”), (c) Prosperity Gas Holdings Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Parent”), (d) Merger Sub Gas Holdings Inc., a Utah corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), (e) Mr. Yuchuan Liu, the chairman and chief executive officer of the Company (“Chairman”), (f) Eloten Group Ltd., a British Virgin Islands exempted company and an entity controlled by Chairman (“Eloten”), (g) Zhongyu Gas Holdings Limited, a Cayman Islands exempted company (“Investor”), (h) Morgan Stanley Private Equity Asia IV, L.L.C., a Delaware limited liability company, (i) Morgan Stanley Private Equity Asia IV, L.P., a Cayman Islands exempted limited partnership, (j) Morgan Stanley Private Equity Asia IV Holdings Limited, a Cayman Islands exempted company limited by shares (“Sponsor”), and (k) MSPEA Gas Holdings Limited, a Cayman Islands exempted company limited by shares (“MSPEA”).

This Transaction Statement relates to the Agreement and Plan of Merger dated as of April 3, 2014, as amended on April 16, 2014 and June 2, 2014 (as so amended, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Prior to the effective time of the Merger, Parent and Merger Sub are beneficially owned by MSPEA.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject of the Transaction Statement.

All information contained in the Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 15	Additional Information.

Item 15(c) is hereby amended and supplemented as follows:

On August 6, 2014, at 9:00 a.m. (Hong Kong time), a special meeting of shareholders of the Company (the “Special Meeting”) was held at United Conference Centre, 10/F, United Centre, 95 Queensway, Admiralty, Hong Kong. At the Special Meeting, the shareholders of the Company voted in favor of the proposal to approve the Merger Agreement.

On November 26, 2014, the Company filed the articles of merger with the Utah Division of Corporations and Commercial Code, pursuant to which the Merger became effective on November 26, 2014. As a result of the Merger, Merger Sub merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Upon the consummation of the Merger, each share of Company common stock, other than as provided below, will be cancelled in consideration for the right to receive $1.30 in cash (the “Merger Consideration”), without interest and less any applicable withholding taxes.

On November 26, 2014, by virtue of the Merger, each share of Company common stock owned, directly or indirectly, by Holdco, Parent, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to November 26, 2014 was canceled without consideration therefor. On November 26, 2014, by virtue of the Merger, each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to November 26, 2014 was converted into and became one validly issued, fully paid and non-assessable share of common stock, par value US$0.001 per share, of the Surviving Corporation (the “Private Stock”). The Private Stock is not registered under Section 12 of the Exchange Act.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent with 1000 shares of Private Stock outstanding (solely owned by Parent) and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Company common stock ceased to trade on the on the OTC Bulletin Board before the opening of trading on November 28, 2014 and became eligible for termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2014

SINO GAS INTERNATIONAL HOLDINGS, INC.

By:	/s/ ROBERT I. ADLER
Name: ROBERT I. ADLER
Title: Chairman of the Special Committee

HARMONY GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

PROSPERITY GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

MERGER SUB GAS HOLDINGS INC.

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2014

YUCHUAN LIU

/s/ YUCHUAN LIU

ELOTEN GROUP LTD.

By:	/s/ YUCHUAN LIU
Name: YUCHUAN LIU
Title: Director

ZHONGYU GAS HOLDINGS LIMITED

By:	/s/ LUI SIU KEUNG
Name: LUI SIU KEUNG
Title: Joint Managing Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2014

MORGAN STANLEY PRIVATE EQUITY ASIA IV, L.L.C.

By:	Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA IV, L.P.

By:	Morgan Stanley Private Equity Asia IV, L.L.C., its General Partner
By:	Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA IV HOLDINGS LIMITED

/s/ SAMANTHA JENNIFER COOPER
By:	Name: SAMANTHA JENNIFER COOPER
Title: Alternate Director to Alan K. Jones

MSPEA GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director